SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of July 2009
Commission File Number 1-15194m

COMPANHIA DE BEBIDAS DAS AMÉRICAS-AMBEV
(Exact name of registrant as specified in its charter)

American Beverage Company-AMBEV
(Translation of Registrant’s name into English)

Rua Dr. Renato Paes de Barros, 1017 - 4 th Floor 04530-000 São Paulo, SP Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F	☒	Form 40-F	☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	☐	No	☒

CONSOLIDATED FORM
Management and Related Persons’ Transactions of Securities Issued by the Company
Article 11 - CVM Instruction # 358/2002

In June, 2009. the only transactions with securities and derivatives were those presented below. in compliance with Article 11 - CVM Instruction # 358/2002 (1):

Company Name: Companhia de Bebidas das Américas – AmBev
Group and Related Persons	( ) Board of Directors	(X) Management	( ) Fiscal Council	( ) Technical and Consulting Committees
Initial Balance
Securities / Derivatives	Securities Characteristics (2)		Quantity	%
				Same Class and Type	Total
ADR (*)	Common		7,101	0.0021	0.0012
ADR (*)	Preferred		287,535	0.1066	0.0467
Shares	Common		128,368	0.0371	0.0208
Shares	Preferred		657,077	0.2435	0.1066

Transactions in the month
Securities / Derivatives	Securities Characteristics (2)	Intermediary	Operation	Day	Quantity	Price	Volume (R$) (3)
Shares	Common	Directly w/the Company	Subscription	29	54	80.14	4,327.56
Shares	Common	Directly w/ the Company	Subscription	29	42	80.14	3,365.88
Shares	Common	Directly w/ the Company	Subscription	29	1	80.14	80.14
Shares	Common	Directly w/ the Company	Subscription	29	8	80.14	641.12
Shares	Common	Directly w/ the Company	Subscription	29	116	80.14	9,296.24
			Total Buy		221		17,710.94
Shares	Preferred	Directly w/ the Company	Subscription	29	296	94.91	28,093.36
Shares	Preferred	Directly w/ the Company	Subscription	29	222	94.91	21,070.02
Shares	Preferred	Directly w/ the Company	Subscription	29	5	94.91	474.55
Shares	Preferred	Directly w/ the Company	Subscription	29	6	94.91	569.46
Shares	Preferred	Directly w/ the Company	Subscription	29	76	94.91	7,213.16
Shares	Preferred	Directly w/ the Company	Subscription	29	565	94.91	53,624.15
			Total Buys		1,170		111,044.70

Shares	Common	Itaú Corretora	Sell	24	1,000	104.00	104,000.00
Shares	Common	Itaú Corretora	Sell	25	1,200	103.80	124,560.00
			Total Sell		2,200		228,560.00
Shares	Preferred	Itaú Corretora	Sell	01	50	131.50	6,575.00
Shares	Preferred	Itaú Corretora	Sell	01	100	132.18	13,218.00
Shares	Preferred	Ágora Corretora	Sell	01	2,000	130.00	260,000.00
Shares	Preferred	Ágora Corretora	Sell	01	2,000	132.00	264,000.00
Shares	Preferred	Ágora Corretora	Sell	09	20	128.00	2,560.00
Shares	Preferred	Ágora Corretora	Sell	09	11	129.00	1,419.00
Shares	Preferred	Itaú Corretora	Sell	10	33	128.60	4,243.80
Shares	Preferred	Itaú Corretora	Sell	10	33	128.85	4,252.05
Shares	Preferred	Itaú Corretora	Sell	10	200	128.70	25,740.00
Shares	Preferred	Itaú Corretora	Sell	10	100	128.87	12,887.00
Shares	Preferred	Itaú Corretora	Sell	10	100	128.92	12,892.00
Shares	Preferred	Itaú Corretora	Sell	10	55	128.16	7,048.80
Shares	Preferred	Itaú Corretora	Sell	10	100	128.21	12,821.00
Shares	Preferred	Ágora Corretora	Sell	19	2,000	130.30	260,600.00
Shares	Preferred	Ágora Corretora	Sell	19	2,000	130.35	260,700.00
Shares	Preferred	Ágora Corretora	Sell	24	2,200	125.80	276,760.00
Shares	Preferred	Ágora Corretora	Sell	25	500	126.10	63,050.00
Shares	Preferred	Ágora Corretora	Sell	25	300	128.00	38,400.00
			Total Sell		11,802		1,527,166.65

Final Balance
Securities / Derivatives	Securities Characteristics (2)	Quantity	%
			Same class	Total
ADR (*)	Common	7,101	0.0020	0.0012
ADR (*)	Preferred	287,535	0.1064	0.0466
Shares	Common	126,389	0.0365	0.0205
Shares	Preferred	646,445	0.2392	0.1048

(1)
When filing in the form, delete the lines that do not have any information, If there is no acquisition/change in the position of any person in relation to Article 11 - CVM Instruction # 358/2002, send a statement with that information,

(2)	Issue/Series, convertibility, simple, term, guaranties, type/class, among others,
(3)	Quantity multiplied by price,

Note:	These consolidated data must have information by group: Directors, Management (which have not been included in the Board of Directors), etc,

  (*) Each ADR is equivalent to 1 (one) share.

CONSOLIDATED FORM
Management and Related Persons’ Transactions of Securities Issued by the Company
Article 11 - CVM Instruction # 358/2002

In June, 2009, the only transactions with securities and derivatives were those presented below, in compliance with Article 11 - CVM Instruction # 358/2002 (1):

Company Name: Companhia de Bebidas das Américas – AmBev
Group and Related Persons	(X) Board of Directors	( ) Management	( ) Fiscal Council	( ) Technical and Consulting Committees
Initial Balance
Securities / Derivatives	Securities Characteristics (2)		Quantity	%
				Same Class and Type	Total
Shares	Common		313,260,861	90.7451	51.0057
Shares	Preferred		125,687,808	46.5826	20.3996
Simple Debentures	1st tranche, due in 3 years, of nominative, book entry, non-share convertible, subordinated debentures		5,000	6.1196	2.4212
Simple Debentures	2nd tranche, due in 6 years, of nominative, book entry, non-share convertible, subordinated debentures		1,309	1.0488	0.6338

Transactions in the month
Securities / Derivatives	Securities Characteristics (2)	Intermediary	Operation	Day	Quantity	Price	Volume (R$) (3)
Shares	Common	Directly w/the Company	Subscription	29	184,373	80.14	14,775,652.22
Shares	Common	Directly w/the Company	Subscription	29	15,737	80.14	1,261,163.18
Shares	Common	Directly w/the Company	Subscription	29	2,087	80.14	167,252.18
Shares	Common	Directly w/the Company	Subscription	29	15	80.14	1,202.10
Shares	Common	Directly w/the Company	Subscription	29	453	80.14	36,303.42
Shares	Common	Directly w/the Company	Subscription	29	158	80.14	12,662.12
Shares	Common	Directly w/the Company	Subscription	29	16	80.14	1,282.24
Shares	Common	Directly w/the Company	Subscription	29	478	80.14	38,306.92
Shares	Common	Credit Suisse	Buy	30	1,000	103.60	103,600.00
Shares	Common	Credit Suisse	Buy	30	1,000	103.90	103,900.00
			Total Buy		205,317		16,501,324.38

Shares	Preferred	Directly w/the Company	Subscription	29	18,931	94.91	1,796,741.21
Shares	Preferred	Directly w/the Company	Subscription	29	3,433	94.91	325,826.03
Shares	Preferred	Directly w/the Company	Subscription	29	9,874	94.91	937,141.34
Shares	Preferred	Directly w/the Company	Subscription	29	118	94.91	11,199.38
Shares	Preferred	Directly w/the Company	Subscription	29	2,351	94.91	223,133.41
Shares	Preferred	Directly w/the Company	Subscription	29	794	94.91	75,358.54
Shares	Preferred	Directly w/the Company	Subscription	29	98	94.91	9,301.18
Shares	Preferred	Directly w/the Company	Subscription	29	1,974	94.91	187,352.34
			Total Buy		37,573		3,566,053.43

Final Balance
Securities / Derivatives	Securities Characteristics (2)	Quantity	%
			Same Class and Type	Total
Shares	Common	314,466,178	90.7303	50.9779
Shares	Preferred	125,725,381	46.5179	20.3813
Debentures	1st tranche, due in 3 years, of nominative, book entry, non-share convertible, subordinated debentures	5,000	6.1196	2.4212
Debentures	2nd tranche, due in 6 years, of nominative, book entry, non-share convertible, subordinated debentures	1,309	1.0488	0.6338

(1)
When filing in the form, delete the lines that do not have any information, If there is no acquisition/change in the position of any person in relation to Article 11 - CVM Instruction # 358/2002, send a statement with that information,

(2)	Issue/Series, convertibility, simple, term, guaranties, type/class, among others,
(3)	Quantity multiplied by price,
(,)	Each ADR is equivalent to 1 share

Note:	These consolidated According to Minute must have information by group: Directors, Management (which have not been included in the Board of Directors), etc,

CONSOLIDATED FORM
Management and Related Persons’ Transactions of Securities Issued by the Company
Article 11 - CVM Instruction # 358/2002

In June, 2009, the only transactions with securities and derivatives were those presented below, in compliance with Article 11 - CVM Instruction # 358/2002 (1):

Company Name: Companhia de Bebidas das Américas – AmBev
Group & related persons	( ) Board of Directors	( ) Management	(X) Fiscal Council	( ) Technical and Consulting Committees
Initial Balance
Securities / Derivatives	Securities Characteristics (2)	Quantity	%
			Same Class and Type	Total
Shares	Common	273	0.0001	0.0000
Total
Securities / Derivatives	Securities Characteristics (2)	Quantity	%
			Same Class and Type	Total
Shares	Common	273	0.0001	0.0000

(1)
When filing in the form, delete the lines that do not have any information, If there is no acquisition/change in the position of any person in relation to Article 11 - CVM Instruction # 358/2002, send a statement with that information,

(2)	Issue/Series, convertibility, simple, term, guaranties, type/class, among others,
(3)	Quantity multiplied by price,

Note:	These consolidated According to Minute must have information by group: Directors, Management (which have not been included in the Board of Directors), etc,

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: July 10, 2009

COMPANHIA DE BEBIDAS DAS AMÉRICAS-AMBEV

By:	/s/ Nelson José Jamel
Nelson José Jamel Chief Financial and Investor Relations Officer